UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Achaogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004449104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,074,717*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,074,717*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,717*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 3,002,547 Shares held by Mr. Duggan (as defined herein) and (ii) 72,170 Shares held by Genius Inc. (as defined herein).

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CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,170
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,170
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 004449104

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan”) and Genius Inc., a Delaware corporation (“Genius Inc.”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Duggan is the sole shareholder and director of Genius Inc. By virtue of this relationship, Mr. Duggan may be deemed to beneficially own Shares owned by Genius Inc. Accordingly, the Reporting Persons are filing a joint Schedule 13D.

(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756. The principal business address of Genius Inc. is 616 Druid Road East, Clearwater, Florida 33756.

Ryan Flake (“Mr. Flake”) is the sole officer of Genius Inc., the principal business address of Mr. Flake is 616 Druid Road East, Clearwater, Florida 33756.

(c)	The principal occupation of Mr. Duggan is serving as a private investor. The principal business of Genius Inc. is education and training.

The principal occupation of Mr. Flake is Chief Financial Officer.

(d)	The Reporting Persons and Mr. Flake have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons and Mr. Flake have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duggan is a citizen of the United States of America.

Mr. Flake is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 3,002,547 Shares owned directly by Mr. Duggan is approximately $58,558,401, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 72,170 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $1,630,879, including brokerage commissions. Such Shares were acquired with working capital.

4

CUSIP NO. 004449104

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 42,233,305 Shares outstanding, as of August 2, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2017.

A.       Mr. Duggan

(a)	As of the close of business on October 19, 2017, Mr. Duggan directly owned 3,002,547 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 72,170 Shares owned by Genius Inc.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 3,074,717
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,074,717
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.       Genius Inc.

(a)	As of the close of business on October 19, 2017, Genius Inc. beneficially owned 72,170 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,170
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Genius Inc. since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
(d)	No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
5

CUSIP NO. 004449104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 19, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated October 19, 2017.
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CUSIP NO. 004449104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP NO. 004449104

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	10,000	20.90	04/18/2017
Common Stock	15,000	23.97	05/08/2017
Common Stock	5,000	22.48	05/11/2017
Common Stock	9,000	24.83	05/16/2017
Common Stock	37,200	22.37	05/25/2017
Common Stock	32,500	21.59	05/26/2017
Common Stock	14,000	20.80	05/30/2017
Common Stock	5,000	19.64	05/31/2017
Common Stock	245,000	22.50	06/01/2017
Common Stock	10,000	21.07	07/25/2017
Common Stock	18,750	19.96	07/26/2017
Common Stock	21,000	19.07	07/27/2017
Common Stock	100,000	17.35	08/04/2017
Common Stock	62,000	16.35	09/28/2017
Common Stock	10,000	15.95	09/29/2017
Common Stock	5,000	15.95	10/02/2017
Common Stock	55,000	13.55	10/16/2017
Common Stock	170,000	13.69	10/17/2017
Common Stock	142,209	14.16	10/19/2017

GENIUS INC.

Common Stock	21,170	23.64	04/06/2017
Common Stock	51,000	22.17	05/25/2017